Exhibit 12.1

Terra Industries Inc.						Q3 YTD	Q3 YTD
Ratio of earnings to fixed charges	2004	2005	2006	2007	2008	2008	2009

Earnings
Earnings income from continuing operations	65,714	31,618	4,729	220,757	632,772	468,691	155,587
Income tax expense (benefit)	(6,249)	20,544	9,590	127,316	239,851	229,742	55,849

Earnings from continuing operations before income tax	59,465	52,162	14,319	348,073	872,623	698,433	211,436

Add:
Noncontrolling interest expense	11,207	13,667	11,286	50,281	67,684	52,369	20,354
Equity investee income	—	(21,415)	(17,013)	(13,491)	(151,815)	(134,651)	(13,337)
Fixed charges	67,068	78,052	69,137	77,147	108,626	86,719	59,889
Distributed income of equity investees	—	46,375	35,875	29,450	72,760	55,385	25,075

	78,275	116,679	99,285	143,387	97,255	59,822	91,981
Subtract:
Preferred security and deferred dividends	9,101	18,741	13,961	40,339	73,433	60,467	33,682

TOTAL EARNINGS	128,639	150,100	99,643	451,121	896,445	697,788	269,735

Fixed charges:
Interest expense	53,134	53,478	47,991	29,100	27,369	20,587	20,247
Preference security dividends of Terra Nitrogen Company, L.P.	8,072	13,607	8,861	35,239	69,557	56,642	33,631
Preferred dividends	1,029	5,134	5,100	5,100	3,876	3,825	51
One third of rentals on operating leases	4,833	5,833	7,185	7,708	7,824	5,665	5,960

	67,068	78,052	69,137	77,147	108,626	86,719	59,889

Ratio of earnings to fixed charges	1.9	1.9	1.4	5.8	8.3	8.0	4.5